UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

Unisys Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

909214108
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners II, L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 909214108

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,429,847
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,429,847
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,429,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 909214108

1	NAME OF REPORTING PERSON STEEL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,429,847
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,429,847
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,429,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 909214108

1	NAME OF REPORTING PERSON STEEL PARTNERS II MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,429,847
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,429,847
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,429,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 909214108

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,429,847
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,429,847
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,429,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 909214108

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,429,847
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,429,847
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,429,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 909214108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Unisys Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is Unisys Way, Blue Bell, Pennsylvania 19424.

Item 2.	Identity and Background.

(a)           This statement is filed by Steel Partners II, L.P., a Delaware limited partnership (“Steel Partners II”), Steel Partners II GP LLC, a Delaware limited liability company (“Steel GP LLC”), Steel Partners II Master Fund L.P., a Cayman Islands exempted limited partnership (“Steel Master”), Steel Partners LLC, a Delaware limited liability company (“Partners LLC”) and Warren G. Lichtenstein.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Master is the sole limited partner of Steel Partners II.  Steel GP LLC is the general partner of Steel Partners II and Steel Master.  Partners LLC is the investment manager of Steel Partners II and Steel Master.  Warren G. Lichtenstein is the manager of Partners LLC and the managing member of Steel GP LLC.  By virtue of these relationships, each of Steel GP LLC, Steel Master, Partners LLC and Mr. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of Steel Partners II, Steel GP LLC, Partners LLC and Warren G. Lichtenstein is 590 Madison Avenue, 32nd Floor, New York, New York 10022.  The principal business address of Steel Master is c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(c)           The principal business of Steel Partners II, Steel Master and Warren G. Lichtenstein is investing in securities.  The principal business of Steel GP LLC is serving as the general partner of Steel Partners II and Steel Master.  The principal business of Partners LLC is serving as the investment manager of Steel Partners II and Steel Master.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Warren G. Lichtenstein is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 24,429,847 Shares owned by Steel Partners II is approximately $63,207,075, including brokerage commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

CUSIP NO. 909214108

Steel Partners II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  Steel Partners II intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Steel Partners II may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 362,267,381 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 26, 2008.

As of the close of business on December 26, 2008, Steel Partners II beneficially owned 24,429,847 Shares, constituting approximately 6.7% of the Shares outstanding.  By virtue of their relationships with Steel Partners II discussed in further detail in Item 2, each of Steel GP LLC, Steel Master, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

(b)           Each of the Reporting Persons may be deemed to have the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transactions in the Shares of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

CUSIP NO. 909214108

(e)	Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

As of the close of business on December 26, 2008, Steel Partners II was a party to certain equity swap arrangements (the “Swap Arrangements”) with UBS Securities LLC as counterparty.  Pursuant to these Swap Arrangements, Steel Partners II has agreed to pay to or receive from such counterparty, an amount of cash equal to the change in price on a total of 8,600,000 Shares.  The Swap Arrangements require cash settlement.  Steel Partners II has no right to physical settlement.  Steel Partners II does not have voting or dispositive power with respect to any Shares that may be actually owned by the counterparty to hedge its position in the Swap Arrangements.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Steel Partners II, L.P., Steel Partners II GP LLC, Steel Partners II Master Fund L.P., Steel Partners LLC and Warren G. Lichtenstein, dated December 29, 2008.

99.2	2008 Power of Attorney.

CUSIP NO. 909214108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2008	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II GP LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II MASTER FUND L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Manager

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 909214108

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

STEEL PARTNERS II, L.P.

Common Stock	50,000	1.3000	10/29/08
Common Stock	(280,000)	1.4647	10/31/08
Common Stock	(1,200,000)	1.4492	11/03/08
Common Stock	(1,200,000)	1.3852	11/04/08
Common Stock	(1,200,000)	1.3273	11/05/08
Common Stock	(1,200,000)	1.3233	11/06/08
Common Stock	(1,200,000)	1.0535	11/07/08
Common Stock	(820,000)	0.7565	11/10/08
Common Stock	500,000	0.5863	12/19/08
Common Stock	500,000	0.5863	12/19/08
Common Stock	250,000	0.5382	12/22/08
Common Stock	250,000	0.5382	12/22/08
Common Stock	500,000	0.5490	12/22/08
Common Stock	500,000	0.5490	12/22/08
Common Stock	625,000	0.6921	12/23/08
Common Stock	625,000	0.6921	12/23/08
Common Stock	125,000	0.7590	12/23/08
Common Stock	125,000	0.7590	12/23/08
Common Stock	375,000	0.8033	12/24/08
Common Stock	375,000	0.8033	12/24/08
Common Stock	125,000	0.7212	12/26/08
Common Stock	125,000	0.7212	12/26/08
Common Stock	750,000	0.7311	12/26/08
Common Stock	750,000	0.7311	12/26/08

CUSIP NO. 909214108

STEEL PARTNERS II GP LLC
None

STEEL PARTNERS II MASTER FUND L.P.
None

STEEL PARTNERS LLC
None

WARREN G. LICHTENSTEIN
None